# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: UNIVERSAL INSURANCE HOLDINGS, INC., CIK 0000891166
CUSIP: 91359V107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1110 W. Commercial Blvd., Suite 100, Fort Lauderdale, Florida (FL), 33309
Date of event which requires filing of this statement: 02/28/2024
Filed by CIK 0001492959
Persons authorized to receive notices and communications: Stephen J. Donaghy, 1110 W. Commercial Blvd., Suite 100, Fort Lauderdale, Florida (FL), 33309, (954) 958-1200

## Reporting persons
- Stephen J. Donaghy (CIK 0001492959): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,501,022; shared voting power 0; sole dispositive power 1,501,022; shared dispositive power 0; aggregate amount beneficially owned 1,501,022 (5.19% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: UNIVERSAL INSURANCE HOLDINGS, INC.
Address of issuer's principal executive offices: 1110 W. Commercial Blvd., Suite 100, Fort Lauderdale, Florida (FL), 33309

## Item 2. Identity and Background
Name of person filing: Stephen J. Donaghy
Residence or business address: c/o Universal Insurance Holdings, Inc., 1110 West Commercial Blvd., Suite 100, Fort Lauderdale, Florida 33309
Present principal occupation or employment: Chief Executive Officer and Director of the Company
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Donaghy acquired shares of Common Stock reported herein in connection with Mr. Donaghy's employment with the Company, including pursuant to an Employment Agreement and related Non-qualified Stock Option Agreements, Restricted Stock Unit Agreements and Performance Shares Agreements, each of which is incorporated herein by reference to Exhibits 1 through 11 of this Schedule 13D. Mr. Donaghy also acquired certain shares of Common Stock reported herein via open market purchases, each taking place in or before February 2023.

## Item 4. Purpose of Transaction
Purpose of transaction:
The response to Item 3 is incorporated by reference herein.

Mr. Donaghy does not presently have any plan(s) or proposal(s) which relates to or would result in any of the following: the acquisition or disposition by any person of additional securities of the issuer; an extraordinary corporate transaction involving the issuer or its subsidiaries; a sale or transfer of a material amount of the issuer's or its subsidiaries' assets; any change in the present board of directors or management of the issuer; any material change in the present capitalization or dividend policy of the issuer; any other material change in the issuer's corporate structure; any changes to the issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of February 28, 2024, Mr. Donaghy may have been deemed to beneficially own an aggregate of 1,491,112 shares of Common Stock, which amount included options to purchase an aggregate of 828,007 shares of Common Stock exercisable within 60 days of that date and 15,973 Restricted Stock Units ("RSUs") that vested within 60 days of that date. This amount represented 5.00% of the then-outstanding shares of Common Stock of the Company. The percentage is based on 28,965,618 shares of Common Stock outstanding on February 21, 2024, as reported in the Company's Annual Report on Form 10-K, filed with the SEC on February 28, 2024.

As of the date hereof, Mr. Donaghy may be deemed to beneficially own an aggregate of 1,501,022 shares of Common Stock, which amount includes options to purchase an aggregate of 828,007 shares of Common Stock exercisable within 60 days. This amount represents 5.19% of the outstanding shares of Common Stock of the Company. The percentage is based on 28,095,824 shares of Common Stock outstanding on February 24, 2025, as reported in the Company's Annual Report on Form 10-K, filed with the SEC on February 28, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Donaghy has the sole power to vote and to dispose of the shares of Common Stock reported herein.
Transactions in the class effected during the past sixty days:
On February 21, 2025, following certification by the Company's compensation committee, Mr. Donaghy was awarded 61,526 shares of Common Stock in connection with the vesting of Performance Stock Units ("PSUs") previously granted on June 14, 2022. Of these shares, 24,210 were withheld to satisfy the tax withholding obligation in connection with the settlement of vested PSUs into shares of Common Stock.

On March 19, 2025, Mr. Donaghy was granted 40,698 RSUs, each representing the right to receive one share of the Company's Common Stock, subject to a vesting schedule that continues through March 2028.

On March 27, 2025, Mr. Donaghy received 14,598 shares of Common Stock in connection with the vesting of RSUs previously awarded on March 27, 2024. Of these shares, 5,745 were withheld to satisfy the tax withholding obligation in connection with the settlement of vested RSUs into shares of Common Stock.

On March 31, 2025, Mr. Donaghy received 15,973 shares of Common Stock in connection with the vesting of RSUs previously granted on March 30, 2023. Of these shares, 6,286 were withheld to satisfy the tax withholding obligation in connection with the settlement of vested RSUs in shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: This Item 5(d) is not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This Item 5(e) is not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The response to Item 3 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Amended and Restated Employment Agreement, dated April 7, 2022 between Stephen J. Donaghy and the Company (incorporated by reference to the Company's Current Report on Form 10-K, filed with the SEC on April 8, 2022).
2. Universal Insurance Holdings, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to the Company's Registration Statement on Form S-8 filed on July 14, 2021).
3. Form of Restricted Stock Unit Agreement (incorporated by reference to the Company's Annual Report on Form 10-K, filed with the SEC on March 2, 2020).
4. Form of Notice of Grant of Restricted Stock Units Pursuant to the 2021 Omnibus Incentive Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed with SEC on May 2, 2023).
5. Form of Notice of Grant on Non-Qualified Stock Option and Terms and Conditions of Non-Qualified Stock Option under the 2021 Omnibus Incentive Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed with the SEC on May 2, 2022).
6. Form of Notice of Grant of Restricted Stock and Terms and Conditions of Restricted Stock Award under the 2021 Omnibus Incentive Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed with the SEC on July 31, 2023).
7. Form of Notice of Grant on Performance Share Units and Terms and Conditions of Performance Share Units under the 2021 Omnibus Incentive Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on July 29, 2022).
8. Form of Restricted Stock Unit Agreement (incorporated by reference to the Company's Annual Report on Form 10-K, filed with the SEC on February 28, 2024).
9. Form of Notice of Grant of Restricted Stock and Terms and Conditions of Restricted Stock Award under the 2021 Omnibus Incentive Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed with the SEC on July 30, 2024).
10. Form of Universal Insurance Holdings, Inc. Performance Shares Agreement under the 2021 Omnibus Incentive Plan for grants in 2024 (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed with the SEC on October 30, 2024).
11. Form of Universal Insurance Holdings, Inc. Restricted Shares Agreement under the 2021 Omnibus Incentive Plan for grants in 2024 (incorporated by reference to the Company's Quarterly Report on Form 10-Q, filed with the SEC on October 30, 2024).

## Signatures
- Stephen J. Donaghy: /s/ Stephen J. Donaghy, Chief Executive Officer and Director (04/07/2025)